                     UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

                     SCHEDULE 13D
                    (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
  RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
  13d-2(a)
                  (AMENDMENT NO. __) *

            Kentucky First Bancorp, Inc.
      --------------------------------------------
                   (Name of Issuer)

        Common Stock, Par Value $.01 per Share
      --------------------------------------------
            (Title of Class of Securities)

                      491290 10 2
      --------------------------------------------
                    (CUSIP Number)

                    Betty J. Long
                 306 North Main Street
             Cynthiana, Kentucy  41031-1210
                   (606) 234-1440
      --------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)

                    April 3, 2000
-------------------------------------------------------
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

           (Continued on following pages)
______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 491290 10 2                          Page 2 of 5 Pages

1.   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

     Betty J. Long

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [   ]
          (b)  [   ]

3.   SEC USE ONLY

4.   SOURCES OF FUNDS*  PF; SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES OF AMERICA

NUMBER OF         7.    SOLE VOTING POWER        49,344
SHARES
BENEFICIALLY      8.    SHARED VOTING POWER       9,238
OWNED BY
EACH              9.    SOLE DISPOSITIVE POWER   49,344
REPORTING
PERSON WITH      10.    SHARED DISPOSITIVE POWER  9,238

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  58,582

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*  [   ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  5.4%

14.    TYPE OF REPORTING PERSON  IN

SCHEDULE 13D

CUSIP No. 491290 10 2      13D                 Page 3 of 5 Pages

Item 1.  Security and Issuer.
----------------------------

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the
"Common Stock"), of Kentucky First Bancorp, Inc. (the "Issuer").
The executive office of the Issuer is located at 306 North Main
Street, Cynthiana, Kentucky  41031-1210.

Item 2.  Identity and Background.
--------------------------------

     (a)  Name: Betty J. Long
     (b)  Residence or Business Address: 306 North Main Street,
          Cynthiana, Kentucky  41031-1210
     (c) Present Principal Occupation: President of the Issuer.
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Laws Proceedings:  None
     (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Betty J. Long acquired 6,331 shares of Common Stock upon the vesting of awards of restricted stock made to the Reporting Person pursuant to the Issuer's Management Recognition Plan (the "MRP"). The Reporting Person has also acquired 8,300 shares through the Issuer's Profit Sharing Plan and 1,669 shares through an IRA account. The remaining shares consist of (i) 7,569 shares allocated to the Reporting Person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP") and (ii) 34,713 shares that may be acquired upon the exercise of options exercisable within 60 days of the date hereof.

Item 4.  Purpose of Transaction.
-------------------------------

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. Other than as described above or in her capacity as President and Chief Executive Officer and Director of the Issuer or reporting obligations, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

SCHEDULE 13D

CUSIP No. 491290 10 2      13D                 Page 4 of 5 Pages

     (f) Any other material change in the Issuer's business or corporate structure;

     (g)  Changes in the Issuer's Certificate of Incorporation,
Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 58,582 shares, or 5.4%, of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire shares of Common Stock that are exercisable or will become exercisable within 60 days.

(b) The Reporting Person has sole voting and dispositive power with respect to the 6,331 received pursuant to awards under the MRP. Furthermore, the Reporting Person has sole voting power with respect to the 8,300 shares allocated to her account in the Issuer's Profit Sharing Plan and would have sole voting power with respect to the 34,713 shares she has the right to acquire upon the exercise of options. The Reporting Person shares voting and dispositive power with the ESOP trustees with respect to the 7,569 shares held in her account in the ESOP and with the IRA trustee with respect to the 1,669 shares held in her IRA account.

(c) On April 3, 2000 the Reporting Person became vested in 2,777 shares of restricted stock awarded to her under the Issuer's MRP and in options to acquire 8,679 shares under the Option Plan. No other transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days.

(d) Except as described in response to Item 2(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
---------------------------------------------------
Relationships with Respect to Securities of the Issuer.
------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

     None.

SCHEDULE 13D

CUSIP No. 491290 10 2      13D                 Page 5 of 5 Pages

                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   June 26, 2000
                                   ----------------------------
                                          (Date)

                                   /s/ Betty J. Long
                                   ----------------------------
                                         (Signature)

                                   Betty J. Long
                                   ----------------------------
                                         (Name/Title)